December 23, 2022

VIA EMAIL

Board of Directors

Healthcare Triangle, Inc.

Dear Board members:

I regret to inform you that I hereby resign from the Board of Directors and all committees of Healthcare Triangle, Inc. effective immediately. In light of the recent developments brought to the aƩenƟon of the Board on December 21, 2022, I will no longer be able serve on the Board or any committees. My resignation is not the result of any disagreement with the Company’s operations, policies, or practices.

Regards,

/s/ April Bjornstad

April Bjornstad